August 30th, 2010

Via Edgar
United State Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Attention: Katherine Wray, Staff Attorney
Patrick Gilmore, Accounting Branch Chief
Jaime John, Staff Accountant
Re: Tree Top Industries, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed July 19, 2010
File No. 000-10210

Dear Mr. Gilmore:

We have filed a second amendment to Form 10-K for the fiscal year ended December 31, 2009 (“10-K/A”) for Tree Top Industries, Inc.’s (“TTI”) in response to your recent comment letter addressed to David Reichman, Chairman of the Board, Chief Executive Officer and Chief Financial Officer of TTI, dated August 10, 2010.  The following are our responses to your comments and the numbers thereof correspond to the numbers in your comment letter:

August 30th, 2010

Form 10-K/a for the Fiscal Year Ended December 31, 2009

General
1.
TTI hereby acknowledges that (i) TTI is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) TTI may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

2.
We have added disclosure to our liquidity and capital resources discussion addressing the $1.3 million owed to officers and directors and the course of action that TTI proposes to take to remedy the resulting deficiency.

3.
We have added disclosure to our liquidity and capital resources discussion addressing, in quantitative terms, the effect the overdue accounts have on TTI's financial condition, liquidity and capital resources.

August 30th, 2010

Item 9A(T). Controls and Procedures, page 32

4.	We have revised the disclosure controls and procedures to disclose that the anticipated cost of remediation is approximately $250,000 per year of available funds.

5.
We have added a statement identifying that the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting was based on the guidance provided by the Committee of Sponsoring Organizations of the Treadway Commission in its 1992 report: INTERNAL CONTROL – INTEGRATED FRAMEWORK.

Item 13. Certain Relationships and Related Transactions, page 41

6.	We have revised our related-party transaction disclosure to satisfy the requirements of Item 404(a) and (d) of Regulation S-K.

Please direct your correspondence regarding this matter to the undersigned and to Matthew C. McMurdo, Esq. (fax: 646-390-7090).

Very Truly Yours

/s/ David Reichman

Chairman of the Board, Chief Executive Officer,

And Chief Financial Officer

cc: Matthew McMurdo, Esq.	Page 3